Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Earnings (loss):
Earnings (loss) before income taxes	$146	$1	$469	$175

Add: Total fixed charges (per below)	421	432	1,274	1,276

Less: Interest capitalized	2	7	17	21
Total earnings (loss) before income taxes	$565	$426	$1,726	$1,430

Fixed charges:
Interest, including interest capitalized	$199	$217	$610	$635

Portion of rental expense representative of the interest factor	219	212	655	630

Amortization of debt expense	3	3	9	11
Total fixed charges	$421	$432	$1,274	$1,276

Ratio of earnings to fixed charges	1.34	-	1.35	1.12

Coverage deficiency	$-	$6	$-	$-

Note:
As of September 30, 2007, American has guaranteed approximately $1.1 billion of AMR’s unsecured debt and approximately $347 million of AMR Eagle’s secured debt.  The impact of these unconditional guarantees is not included in the above computation.